ROLLING THUNDER EXPLORATION LTD.

RESERVES COMMITTEE CHAIR

POSITION DESCRIPTION

Appointment

1.

The Chair of the Reserves Committee will be appointed, serve and be removed at the pleasure of the Board.

Duties of the Reserves Committee Chair

2.

In addition to fulfilling his or her duties as an individual director, the duties of the Reserves Committee Chair are to:

(a)

serve as the Reserves Committee’s role model for responsible, ethical and effective decision making;

(b)

lead the Reserves Committee in discharging all duties set out in the Reserves Committee Mandate and as are delegated to the authority of the Reserves Committee by the Board;

(c)

take reasonable steps to ensure that the Reserves Committee members execute their duties pursuant to their Mandate;

(d)

manage the affairs of the Reserves Committee to ensure that the Reserves Committee is organized properly and functions effectively;

(e)

preside at, and together with the Reserves Committee members and advisors, as appropriate, call, schedule and prepare the agenda for each meeting of the Reserves Committee;

(f)

coordinate with management, reserves evaluators, reserves engineers, reserves auditors and all other advisors engaged by the Reserves Committee to ensure that:

(i)

documents are delivered to members in sufficient time in advance of Reserves Committee meetings for a thorough review;

(ii)

matters are properly presented for the Reserves Committee’s consideration at meetings;

(iii)

members have an appropriate opportunity to discuss issues at each meeting;

(iv)

members have an appropriate opportunity to question management, employees, reserves evaluators, reserves engineers, reserves auditors and all other advisors engaged by the Reserves Committee regarding reserves issues and all other matters of importance to the Reserves Committee; and

(v)

members work constructively towards their recommendations to the Board;

(g)

communicate with each member of the Reserves Committee to ensure that:

(i)

each member has the opportunity to be heard and participate in decision making; and

(ii)

each member is accountable to the Reserves Committee;

(h)

arrange for the preparation, accuracy and distribution of all minutes of the Reserves Committee to its members;

(i)

ensure that the Reserves Committee, following each meeting:

(i)

reports to the Board regarding its activities, findings and recommendations; and

(ii)

makes Committee information available to any director upon request; and

(j)

assist in maintaining effective working relationships between Committee members, reserves evaluators, reserves engineers, reserves auditors, all advisors engaged by the Reserves Committee, the Board, the CEO, executive officers and management.

APPROVED BY THE BOARD ●, 2006